UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Pinduoduo Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.000005 per share
(Title of Class of Securities)

722304102
(CUSIP Number)**

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number applies to the American Depositary Shares (the “ADSs”) of Pinduoduo Inc. (the “Issuer”), each representing four Class A ordinary shares, par value $0.000005 per share (the “Class A Ordinary Shares”). No CUSIP has been assigned to the Class A Ordinary Shares.

CUSIP No. 722304102	Page 1 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
783,217,772[1]
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
783,217,772[1]
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
783,217,772[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.4% of Class A Ordinary Shares and 16.0% of total outstanding Ordinary Shares [2]
14	TYPE OF REPORTING PERSON
CO

____________________

1 Includes (i) 754,359,876 Class A Ordinary Shares held by Tencent Mobility Limited, a wholly-owned subsidiary of Tencent Holdings Limited, including 1,599,968 Class A Ordinary Shares represented by 399,992 ADSs purchased by Tencent Mobility Limited in an offering by the Issuer of an aggregate of 28,700,000 ADSs in November 2020 (the “November 2020 Offering”), (ii) 473,956 Class A Ordinary Shares represented by 118,489 ADSs held by TPP Follow-on GP I, Ltd., a wholly-owned subsidiary of Tencent Holdings Limited, (iii) 27,781,280 Class A Ordinary Shares held by Chinese Rose Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited, and (iv) 602,660 Class A Ordinary Shares represented by 150,665 ADSs beneficially owned by Distribution Pool Limited, a wholly-owned subsidiary of Tencent Holdings Limited.

2 Calculation is based on (i) 3,380,761,000 Class A Ordinary Shares outstanding as of September 30, 2020, (ii) 1,409,744,080 Class B ordinary shares, par value US$0.000005 per share (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”), outstanding as of September 30, 2020, and (iii) 114,800,000 Class A Ordinary Shares represented by 28,700,000 ADSs offered and sold in the November 2020 Offering (without taking into account the underwriters’ option to purchase up to an aggregate of 4,305,000 additional ADSs within 30 days of November 17, 2020), in each case as disclosed by the Issuer in the prospectus supplement dated November 17, 2020 relating to the November 2020 Offering (the “November 2020 Prospectus Supplement”). Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, when voting together as one class on all matters subject to shareholder vote at general meetings of the Issuer. Based on the foregoing, the 783,217,772 Class A Ordinary Shares beneficially owned by Tencent Holdings Limited represent approximately 22.4% of the total outstanding Class A Ordinary Shares, approximately 16.0% of the total outstanding Ordinary Shares and approximately 4.5% of the aggregate voting power of the total outstanding Ordinary Shares.

CUSIP No. 722304102	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Tencent Mobility Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
754,359,876[3]
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
754,359,876[3]
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
754,359,876[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.6% of Class A Ordinary Shares and 15.4% of total outstanding Ordinary Shares [4]
14	TYPE OF REPORTING PERSON
CO

________________________

3 Includes (i) 752,759,908 Class A Ordinary Shares held by Tencent Mobility Limited prior to the November 2020 Offering and (ii) 1,599,968 Class A Ordinary Shares represented by 399,992 ADSs purchased by Tencent Mobility Limited in the November 2020 Offering.

4 Calculation is based on (i) 3,380,761,000 Class A Ordinary Shares outstanding as of September 30, 2020, (ii) 1,409,744,080 Class B Ordinary Shares outstanding as of September 30, 2020, and (iii) 114,800,000 Class A Ordinary Shares represented by 28,700,000 ADSs offered and sold in the November 2020 Offering (without taking into account the underwriters’ option to purchase up to an aggregate of 4,305,000 additional ADSs within 30 days of November 17, 2020), in each case as disclosed by the Issuer in the November 2020 Prospectus Supplement. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, when voting together as one class on all matters subject to shareholder vote at general meetings of the Issuer. Based on the foregoing, the 754,359,876 Class A Ordinary Shares beneficially owned by Tencent Mobility Limited represent approximately 21.6% of the total outstanding Class A Ordinary Shares, approximately 15.4% of the total outstanding Ordinary Shares and approximately 4.3% of the aggregate voting power of the total outstanding Ordinary Shares.

CUSIP No. 722304102	Page 3 of 5 Pages

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on August 6, 2018, as amended by Amendment No. 1 filed on February 22, 2019 and Amendment No. 2 filed on April 3, 2020 (the “Original Schedule 13D” and as further amended by this Amendment, the “Statement”), by Tencent Holdings Limited, a Cayman Islands company, and Tencent Mobility Limited, a company limited by shares incorporated in Hong Kong and a direct wholly-owned subsidiary of Tencent Holdings Limited. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D. Except as otherwise stated in this Amendment, the Original Schedule 13D remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and supplemented by inserting the following at the end of Item 3:

On June 3, 2020, TPP Follow-on I Holding G Limited, an investment holding entity controlled by Tencent Holdings, completed a distribution-in-kind of all of the Class A Ordinary Shares held by it. In connection with such distribution, TPP Follow-On GP I, Ltd., a wholly-owned subsidiary of Tencent Holdings, acquired 118,489 ADSs, which represent 473,956 Class A Ordinary Shares.

On October 29, 2020, an investment fund in which a wholly-owned subsidiary of Tencent Holdings, Liao River Investment Limited, is a limited partner completed a distribution-in-kind of certain Class A Ordinary Shares. Distribution Pool Limited, another wholly-owned subsidiary of Tencent Holdings, was designated by Liao River Investment Limited to receive and hold 150,665 ADSs (which represent 602,660 Class A Ordinary Shares) that were distributed to Liao River Investment Limited.

On November 20, 2020, Tencent Mobility acquired 399,992 ADSs, which represent 1,599,968 Class A Ordinary Shares, in an offering by the Issuer of an aggregate of 28,700,000 ADSs (the “November 2020 Offering”). The purchase was made at the public offering price of US$125 per ADS. Tencent Mobility used working capital funds from Tencent Holdings to pay the cash consideration of the acquisition.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated by replacing them in their entirety with the following:

(a) and (b): As of the date of this Statement, Tencent Mobility beneficially owns 754,359,876 Class A Ordinary Shares, which represent approximately 21.6% of the total outstanding Class A Ordinary Shares, approximately 15.4% of the total outstanding Ordinary Shares and approximately 4.3% of the aggregate voting power of the total outstanding Ordinary Shares.

Tencent Holdings may be deemed to beneficially own 783,217,772 Class A Ordinary Shares that are held by its wholly-owned subsidiaries, Tencent Mobility (754,359,876 shares), Chinese Rose (27,781,280 shares), Distribution Pool Limited (602,660 shares) and TPP Follow-On GP I, Ltd. (473,956 shares). Tencent Holdings may also be deemed to have sole voting and dispositive power over the securities held by them. The 783,217,772 Class A Ordinary Shares beneficially owned by Tencent Holdings represent approximately 22.4% of the total outstanding Class A Ordinary Shares, approximately 16.0% of the total outstanding Ordinary Shares and approximately 4.5% of the aggregate voting power of the total outstanding Ordinary Shares.

The above calculation is based on (i) 3,380,761,000 Class A Ordinary Shares outstanding as of September 30, 2020, (ii) 1,409,744,080 Class B Ordinary Shares outstanding as of September 30, 2020, and (iii) 114,800,000 Class A Ordinary Shares represented by 28,700,000 ADSs offered and sold in the November 2020 Offering (without taking into account the underwriters’ option to purchase up to an aggregate of 4,305,000 additional ADSs within 30 days of November 17, 2020), in each case as disclosed by the Issuer in the prospectus supplement dated November 17, 2020 relating to the November 2020 Offering.

CUSIP No. 722304102	Page 4 of 5 Pages

Except as set forth in Items 5(a) and (b) above, none of the Reporting Persons or, to the best of knowledge of the Reporting Persons, any of the persons identified in Appendix A to this Statement beneficially owns any Ordinary Shares.

Item 5(c) of the Statement is hereby amended and restated in its entirety as follows:

(c) Other than the acquisitions (i) by Distribution Pool Limited, a wholly-owned subsidiary of Tencent Holdings, in connection with a distribution-in-kind on October 29, 2020 and (ii) by Tencent Mobility in the November 2020 Offering (in each case, as described elsewhere in this Statement), there have been no transactions in the Ordinary Shares by the Reporting Persons during the past 60 days.

The information set forth in Item 3 above is also incorporated in this Item 5(c) by reference.

CUSIP No. 722304102	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2020

Tencent Holdings Limited

By:	/s/ James Gordon Mitchell
Name: James Gordon Mitchell
Title: Authorized Signatory

Tencent Mobility Limited

By:	/s/ James Gordon Mitchell
Name: James Gordon Mitchell
Title: Authorized Signatory